2390 WESTERN AVENUE • GUILDERLAND, NY• 12084

PHONE: 518-690-0470 • FAX: 518-861-7040

ADVISOR TO THE ADIRONDACK SMALL CAP FUND

July 29, 2015

Board of Trustees

Adirondack Funds

2390 Western Avenue

Guilderland, NY  12084

Dear Trustees:

Adirondack Research and Management, Inc. ("ARMI") hereby agrees to permanently reduce the investment advisory and management fees, effective August 1, 2015, under the Management Agreement, dated April 17, 2005, between ARMI and Adirondack Funds (the "Trust") with respect to The Adirondack Small Cap Fund, a series of the Trust.  Specifically, ARMI agrees to reduce the investment advisory and management fees to 1.20%.

Sincerely,

Adirondack Research and Management, Inc.

By: /s/Gregory Roeder___

Gregory Roeder

President